Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200  -  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  - FAX  (626) 585-5929

 February 1, 2017

To the Shareholders of

KBS Real Estate Investment Trust, Inc.

RE:NOTIFICATION OF HIGHER OFFER TO PURCHASE

Dear Shareholder:

 Everest REIT Investors I, LLC and Everest REIT Investors II, LLC are jointly offering to purchase 9,260,000 common shares (the "Shares"), in KBS Real Estate Investment Trust, Inc. (the "Corporation"), for cash in the amount of $2.56 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated February 1, 2017, and the related Transfer Agreement (together, the “Offer”). The Corporation last estimated net proceeds from liquidation could range from $3.27 to $3.68 per Share, but stated a liquidation may take up to two years. Investors should consider the following:

•Our offer exceeds the highest prior offer for your Shares of which we are aware by $0.28 per Share (over 12%).

•The Corporation’s Plan of Liquidation, if approved, may take up to two years to be completed – our Offer gives you the opportunity to GET CASH IN 2017 for your Shares.

•By selling your Shares, you receive a guaranteed current price for your Shares and eliminate the risk that you will be liable to return distributions if the Corporation does not adequately resolve its liabilities in completing its dissolution.

•Our offer avoids the payment of commissions, which often exceed 5% of the sale price in secondary market sales.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: Go to:  www.v-rooms.com/login/plus/ Login: KBSTrust; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to KBSTrustOffer@everestproperties.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless extended, our offer will expire at 5:00 pm Pacific Time on March 10, 2017.

 Very truly yours,

Everest REIT Investors I, LLC

Everest REIT Investors II, LLC